October 4, 2007
Via EDGAR (Correspondence) and Courier

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Novo Nordisk A/S
Form 20-F for the Fiscal Year Ended December 31, 2006
File No. 333-82318

Dear Mr. Rosenberg:

By letter dated September 20, 2007, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006 (“Form 20-F”). In response to your comments and on behalf of the Company, I have provided responses to those comments and supplementary information as indicated below.  The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Form 20-F for Fiscal Year Ended December 31, 2006

General

1.	The file number on the cover page of your documents should, in future filings, agree with the current file number, 333-82318, used in the EDGAR system.

Response

In future filings we will include the current file number 333-82318 on the cover page.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Estimates, page 10

2.
Your disclosure of critical accounting estimates, as described in Notes 1 and 3 of your Annual Report, does not provide investors with an adequate understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.  Given your size and the apparent complexity of your operations, we believe that investors would benefit from an expanded discussion and quantification of the historical and expected variability associated with critical accounting estimates, particularly those related to “factors that complicate rebate calculation,” “prime vendor chargebacks” and IPC “utilization levels and production lead time.”  Please provide a more specific discussion and quantification in disclosure-type format of the uncertainties in applying your critical accounting estimates, the related underlying methods and key assumptions used in determining these estimates and the effect that reasonably likely changes in key assumptions may have on your financial statements in the future.  Refer to the Commission’s Interpretative MD&A Guidance Release No. FR-72 dated December 29, 2003.

Response

Comment:

In preparing our financial statements, Novo Nordisk must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those judgments can be subjective and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption Novo Nordisk management makes, it would be possible that others applying reasonable judgment under the same circumstances could develop different estimates or assumptions. Novo Nordisk believes that, given the current facts and circumstances, it is unlikely that any such other reasonable judgment would cause a material change in our reported results of operation or financial condition.

I.  Factors that complicate rebate calculation

Comment:

As is customary in the pharmaceutical industry, our gross sales are subject to various deductions, primarily comprised of discounts and rebates to hospitals, retail customers, government agencies, wholesalers and managed healthcare organizations. Since rebate and discount liabilities can take up to nine months before actual settlement, these deductions often require estimates in order to reflect an appropriately correlated reduction from gross sales for any given reporting period. Novo Nordisk reports these adjustments as a reduction of gross sales to arrive at net sales as disclosed in the Annual Report 2006 note 3, “Critical accounting estimates and judgments”.

Rebates, including managed care, Medicaid and Medicare in the US, are estimated taking into consideration the terms of sales contracts, historical experience, trend analysis and projected market conditions. Novo Nordisk evaluates market conditions for individual products or groups of products primarily through the analysis of wholesaler and other third party sell-through and utilization data, as well as internally generated information.

The variability between accrued and realized rebates were a positive impact of DKK 218 million and DKK 68 million in 2006 and 2005, respectively, which corresponded to 0.56% of net sales in 2006 and 0.20% of net sales in 2005. The slightly higher variance in 2006 is mainly due to a favorable court ruling relating to the federal government’s Tricare program, lower rebates to managed health care organizations as volume share gains were lower than expected and lower than expected product utilization in the federal Medicaid program.

In appendix, to this letter we have in disclosure type format provided an overview of sales rebates accruals for 2005 and 2006, showing the impact of the difference between actual experience and prior year estimates. Provisions for rebates were DKK 1,775 million at 31 December 2006 and DKK 1,795 million at 31 December 2005.

Future disclosure:

From the Annual Report 2007 and going forward we will disclose the following under note “Critical accounting estimates and judgments” and incorporate in the Form 20-F by reference:

“The largest sales rebate and discount amount are rebates from sales covered by Medicaid and Medicare, the US health care insurance systems. Provisions for Medicaid and Medicare rebates have been calculated using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual agreements. For Medicaid, the calculation of rebates involves interpretation of relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Although accruals are made for Medicaid and Medicare rebates at the time sales are recorded, the Medicare and Medicaid rebates related to the specific sale will typically be invoiced to Novo Nordisk up to six months later. Due to the time lag, in any particular period the rebate adjustments to sales may incorporate revisions of accruals for prior periods.

Customer rebates are offered to a number of managed healthcare plans. These rebate programs provide that the customer receives a rebate after attaining certain performance parameters relating to product purchases, formulary status and pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, rebates are estimated based on the specific terms in each agreement, historical experience, anticipated channel mix, product growth rates and market share. Novo Nordisk considers the sales performance of products subject to managed healthcare rebates and other contract discounts and adjusts the provision periodically to reflect actual experience.”

II. Prime vendor chargebacks:

Comment:

This term refers to contracted discounts that Novo Nordisk gives to indirect customers, primarily hospitals and the US Government and related agencies who purchase directly through a wholesaler. Novo Nordisk is charged back by the wholesaler the difference between the invoice price to the wholesaler and the indirect customer’s contract discount price. Since inventory on-hand at wholesalers has been recorded as a sale at wholesale invoice price, at the time of sale Novo Nordisk estimates and accrues the amount of chargebacks expected to be requested upon the ultimate sale of this on-hand inventory to indirect customers. Provisions for estimating chargebacks are calculated using a combination of factors such as historical chargeback experience, current wholesaler inventory levels, contract terms and the value of claims received yet not processed. The accrued chargebacks were DKK 247 million at 31 December 2006 and DKK 279 million at 31 December 2005.

Future disclosure:

From the Annual Report 2007 and going forward we will disclose the following under note “Critical accounting estimates and judgments” and incorporate in the Form 20-F by reference:
“Wholesaler chargebacks relate to contractual arrangements Novo Nordisk has with indirect customers, mainly in the US, to sell products at prices that are lower than the list price charged to wholesalers. A wholesaler chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contract price. Provisions are calculated for estimated chargeback using a combination of factors such as historical experience, current wholesaler inventory levels, contract terms and the value of claims received yet not processed. Wholesaler chargebacks are generally settled within one to three months of incurring the liability.”

III. Indirect Production Costs (IPC) utilization levels and production lead time:

Comment:

Work in progress and finished goods are stated at cost assigned by using the first-in, first-out method. Cost consists of direct production costs such as raw materials, consumables, energy and labour, as well as IPC such as employee costs, depreciation, maintenance etc.

IPC are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilization, production lead time and other relevant factors. Changes in the method for calculation of IPC, including the two most material parameters; Utilization levels and Production lead time, can potentially have an impact on the gross margin and the overall valuation of inventories.

Novo Nordisk monitors production utilization levels and production lead time on a monthly basis and the IPC calculation is based on these observations. Both estimates are based on realized production data combined with information from the latest forecasts. Changes in these assumptions will impact cost of goods sold and inventory in the current period. As a result of the continued monitoring of key assumptions in relation to the IPC calculation Novo Nordisk has not previously recorded any material adjustments to the IPC due to changes in those assumptions. The carrying amounts of IPC were DKK 4,104 million at 31 December 2006 and DKK 3,536 million at 31 December 2005 corresponding to 49% of total inventories at 31 December 2006 and 45% of total inventories at 31 December 2005. The increase in the IPC share of total inventories is due to a relatively lower share of raw materials in 2006.

It is Novo Nordisk‘s assessment, that the current disclosures are adequate and consequently it is not currently anticipated that future filings will include additional disclosure.

3.
We believe your discussion for product sales recognition and related dilution estimates, such as rebates and expired goods, could be improved.  Please provide us with the following information in disclosure-type format:

•
Disclose the factors that you consider in estimating each accrual, such as how you assess returns of new products, levels of inventory in your distribution channels, estimated shelf life, price changes from competitors and expected introductions of new products.

•
Discuss the degree of your reliance on information from external sources to assist you in such critical estimates (e.g. third-party market research data comparing wholesaler inventory levels to end-customer demand).

•
Quantify shipments made to wholesalers wherein such shipments result from incentives and/or exceed the wholesaler’s ordinary course of business inventory level.  Discuss your revenue recognition policy for such shipments.

•	A roll forward of the accrual for each estimate for each period presented with the following:

o	Beginning balance,
o	Current provisions related to sales made in current period,
o	Current provisions related to sales made in prior periods,
o	Actual returns or credits in current period related to sales made in current period,
o	Actual returns or credits in current period related to sales made in prior period, and
o	Ending balance

Response

Comment:

Novo Nordisk recognizes product sales when title and risk and rewards for the products are transferred to the customer, price is fixed or determinable, and collectability is reasonably assured. At the time of sale, Novo Nordisk also records estimates for a variety of sales deductions, including rebates, discounts and product returns. Sales deductions are reported as a deduction of revenue.

•	Returns of new products

Revenue recognition for new product launches is based on specific facts and circumstances for the specific products, including estimated demand and acceptance rates from well-established products with similar market characteristics. In recent years the products launched by Novo Nordisk have been comparable with either other products already on the market or products in therapy areas well known to Novo Nordisk, and therefore uncertainties surrounding products launched have been limited.

Levels of inventory in distribution channels

Novo Nordisk regularly reviews the supply levels of its significant products, primarily by reviewing inventory levels at major wholesalers either by direct access to the wholesalers’ books or periodic inventory reports supplied by its major wholesalers. When wholesaler information is not available other third party data and information are used such as available prescription volume information for its products, or alternative approaches. Novo Nordisk analyzes wholesaler purchase patterns to identify unusual increases or decreases in the wholesaler inventory levels compared to the underlying market demand for individual products, therefore uncertainties surrounding levels of inventory in distribution channels have been limited.

Estimated shelf life

Novo Nordisk issues credit notes for expired goods as part of normal business. Consequently, a provision for future returns is made based on historical statistical product returns, which represents management’s best estimate of the future product returns. The estimated shelf life is analyzed through reviews of inventory levels at major wholesalers. Novo Nordisk adjusts the provision of returned goods if material changes to the estimated shelf life are detected. Uncertainties surrounding returns of expired products in the recent years have been limited.

Price changes from competitors and expected introductions of new products

The provision is adjusted for material changes in market conditions, such as price changes from competitors and introduction of new products. Novo Nordisk evaluates market conditions for products or groups of products primarily through analysis of third party demand and market research data as well as internally generated information. Uncertainties surrounding returns of products, due to price changes from competitors and introduction of new products, have in the recent years been limited.

•	Reliance on information from external sources

Novo Nordisk utilizes both internally generated information as well as third party data in the analyses of inventory levels in the distribution channels, estimated shelf life and other factors. Novo Nordisk acknowledges that data and information provided by purchasers and obtained from third parties are subject to inherent limitations as to their accuracy and validity. Based on previous experience uncertainties surrounding the inherent limitation are not considered material.

•	Shipments made to wholesalers

Novo Nordisk does not have a practice of providing incentives to wholesalers to hold inventory in excess of the inventory level relevant for the wholesaler’s ordinary course of business. In fact, Novo Nordisk instructs its businesses not to engage in this practice.

•	Roll forward of the accruals

An accrual roll forward was disclosed in notes 5 and 25 (on pages 66 and 74) in the Annual Report 2006. Novo Nordisk acknowledges that references to notes 5 and 25 could be improved in the Annual Report and the Form 20-F.

Future disclosure:

Novo Nordisk will as from the Annual Report 2007 include reference to note “Other provision” from “Sales” in the Income Statement. The accrual roll forward is provided in Appendix 1 to this letter. Please note that we have enhanced the notes by including the impact of a change in prior year estimates on current year accruals. This disclosure type format as presented in the 2006 note will be implemented in the Annual Report 2007 in note “Other provisions” and incorporated in the Form 20-F by reference.

Please refer to above section “Critical Accounting Estimates” (SEC Comment 2) for further disclosure regarding rebate provisions.

Tabular Disclosure of Contractual Obligations, page 16

4.
Please provide us in disclosure-type format a revised table that includes your contractual obligations related to research and development or explain to us your basis for omitting these payments from the table.  Also, explain to us, whether interest payments, such as those associated with your long-term debt, are included in this table.  If not, please include interest payments in the revised table.

Response

Comment:

The R&D obligations have previously been omitted from the table contractual obligations because milestone payments and clinical trial costs by nature are uncertain as to the due period as they are dependent upon future conditions.

Novo Nordisk has not previously included interest payments related to long-term debt in our Annual Report and Form 20-F as this is not required under IFRS.

Future disclosure:

As requested by the Staff, below is a revised table for Contractual obligations at 31 December 2006 in disclosure-type format that includes Novo Nordisk’s obligations related to research and development and interest payments associated with long-term debt. Novo Nordisk will in the Form 20-F for 2007 disclose a similar table including data as per 31 December 2007.

Contractual obligations DKK million	Payments due by period
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Long-term debt	12	160	511	503	1,186
Interest payments related to Long-term debt1)	55	100	100	24	279
Operating leases	651	990	625	602	2,868
Defined benefit plan	0	0	0	330	330
Purchase obligations	783	149	3	0	935
Total	1,501	1,399	1,239	1,459	5,598
Research and development obligations 2)	1,297	897	119	0	2,313
Total incl. R&D obligations	2,798	2,296	1,358	1,459	7,911
1) Forward curves for interest rates at 31 December, 2006 have been used to compute the contractual obligation for interest on variable rate debt instruments and swaps.
2) Obligations related to R&D contain uncertainties in relation to the due period of payments as a proportion of the obligations are dependent on milestone achievements. The due periods disclosed are based on management’s best estimate.

*  *  *  *

In addition, as requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call me at +45 4442 3295 or Lars Green, Senior Vice President of Corporate Finance at +45 4442 7974.

Yours sincerely,

/s/ Jesper Brandgaard
Executive Vice President and
Chief Financial Officer

Cc:
Mr. Lars Rebien Sørensen, President and Chief Executive Officer, Novo Nordisk
Mr. Kurt Anker Nielsen, Chairman of the Audit Committee, Novo Nordisk

Appendix 1

Novo Nordisk
Note 25 – Other provisions
Fiscal year ended 31 December 2006
(DKK million)
Proposed future disclosure type format to note “Other provisions”:

DKK million	Provisions for returned products	Provisions for sales rebates	Other provisions	2006 Total	2005 Total
At the beginning of the year	496	1,795	428	2,719	1,718
Additional provisions	269	2,507	634	3,410	2,741
Adjustments to previous year’s provisions	14	(218)	(19)	(223)	(98)
Used during the year	(170)	(2,121)	(42)	(2,333)	(1,827)
Exchange rate adjustments	-	(188)	(18)	(206)	185
At the end of the year	609	1,775	983	3,367	2,719

Specification of other provisions:
Long term	-	-	911	911	335
Current	609	1,775	72	2,456	2,384
Total other provisions	609	1,775	983	3,367	2,719

Novo Nordisk
Note 25 – Other provisions
Fiscal year ended 31 December 2005
(DKK million)
Specification of fiscal year 2005 – not proposed future disclosure:

DKK million	Provisions for returned products	Provisions for sales rebates	Other provisions	2005 Total
At the beginning of the year	403	924	391	1,718
Additional provisions	213	2,444	84	2,741
Adjustments to previous year’s provisions	(25)	(68)	(5)	(98)
Used during the year	(95)	(1,650)	(82)	(1,827)
Exchange rate adjustments	-	145	40	185
At the end of the year	496	1,795	428	2,719

Specification of other provisions:
Long term	-	-	335	335
Current	496	1,795	93	2,384
Total other provisions	496	1,795	428	2,719

Novo Nordisk
Note 5 – Sales rebate accruals and provisions
Fiscal year ended 31 December 2006 and 31 December 2005
(DKK million)
Proposed future disclosure type format to note “Sales rebate accruals and provisions”:

DKK million	2006	2005

At the beginning of the year	1,872	1,031
Additional rebates deducted from sales	2,761	2,705
Adjustments to previous year’s accruals and provisions	(218)	(68)
Payments and grants of rebates during the year	(2,372)	(1,943)
Exchange rate adjustments	(196)	147
At the end of the year	1,847	1,872

Specification of sales rebate accruals and provisions:
Other liabilities	72	77
Current provisions	1,775	1,795
Total sales rebate accruals and provisions	1,847	1,872